UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2025

Tim Vanderhook
Chief Executive Officer
Viant Technology Inc.
2722 Michelson Drive, Suite 100
Irvine, CA 92612

Re: Viant Technology Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024
File No. 001-40015

Dear Tim Vanderhook:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

1. We note you no longer include active customer count given your strategic shift to focus on higher value customers that have the ability to scale. We also note you quantify and discuss the percentage increase in the number of spend customers generating over $1 million in contribution ex-TAC and the contribution ex-TAC across your top 100 customers in your earnings calls. Please tell us whether these are key performance measures used in managing your business and if so, revise to include a quantified discussion of these metrics for each period presented in your periodic filings. Refer to SEC Release No. 33-10751.
2. We note your reference to the rapid expansion of new customers in your Q4 2024 earnings call. In addition, in your Q3 2025 earnings call, you state that growth was driven by new customer wins. Please revise to disclose the impact on your revenue growth from new versus existing customers. We refer also you to response to comment 3 in your January 24, 2022 letter.

3. We note you refer to the impact of material changes in digital channel ad spend in your earnings calls, particularly as it relates to CTV. Please tell us your consideration to include quantified discussion of any material changes in digital ad spend and the impact on your results of operations discussion. Refer to Item 303(a) of Regulation S-K.

Item 9A. Controls and Procedures
Management's Report on Internal Control Over Financial Reporting, page 105

4. Please amend your Form 10-K to disclose management's assessment regarding the effectiveness of your internal controls over financial reporting as of December 31, 2024. See Item 308(a)(3)(c) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Megan Masterson at 202-551-3407 or Kathleen Collins at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology